SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

DUSA PHARMACEUTICALS, INC.

(Name of Subject Company)

DUSA PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par per share

(Title of Class of Securities)

266898105

(CUSIP Number of Class of Securities)

Robert F. Doman

Chief Executive Officer

25 Upton Drive

Wilmington, MA 01887

(978) 657-7500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street, Suite 250

Princeton, NJ 08540

(609) 514-8542

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment.

This Amendment No. 4 (this “Amendment No. 4”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on November 21, 2012 (which together with Amendment No. 1 filed on November 29, 2012, Amendment No. 2 filed on December 3, 2012, Amendment No. 3 filed on December 5, 2012 and this Amendment No. 4, and as subsequently amended and supplemented from time to time, collectively constitute the “14D-9”), by DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Company”). The 14D-9 relates to the cash tender offer (the “Tender Offer” or “Offer”) by Caraco Acquisition Corp., a New Jersey corporation (“Acquisition Sub”), a wholly-owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd. (“CPL”), a Michigan corporation, a subsidiary of Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), to purchase all of the Company’s outstanding shares of common stock at a price of $8.00 per share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase dated November 21, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and related Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the 14D-9. CPL is owned by Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands (“Sun Global”), and Sun Pharma. Sun Global is wholly owned by Sun Pharma.

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 8, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Sun Pharma, Acquisition Sub and the Company. Sun Pharma assigned its rights under the Merger Agreement as of November 16, 2012 to CPL. Notwithstanding such assignment, in accordance with the terms of the Merger Agreement, Sun Pharma remains liable and obligated under the Merger Agreement.

Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings given in the 14D-9. All information in the 14D-9 is incorporated by reference in this Amendment No. 4, except that such information is hereby amended to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

Subsection (b) of Item 4 of the 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the first paragraph under subsection (b) of Item 4:

“The following disclosure has been included in the Proposed Amendment to the SEC Filings: “The following five members of DUSA’s management team (or a subset thereof) where present at the various meetings, presentations or discussions with potential partners: Robert F. Doman, President and Chief Executive Officer; William F. O’Dell, Executive Vice President, Sales & Marketing; Richard C. Christopher, Vice President, Finance and Chief Financial Officer; Mark C. Carota, Vice President, Operations; and Scott L. Lundahl, Vice-President, Regulatory Affairs and Intellectual Property.”

Subsection (b) of Item 4 of the 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the second paragraph under the February 14, 2012 entry:

“Leerink selected the 30 potential strategic partners based on a number of factors including, but not limited to, strategic fit, capital resources, acquisition history and stated interest in dermatology.”

Subsection (b) of Item 4 of the 14D-9 is hereby amended and supplemented by amending and restating the second October 4, 2012 entry to read in its entirety as follows:

“On October 4, 2012, representatives of Leerink held a telephone conference with management of Sun Pharma and informed management of Sun Pharma that, in accordance with Sun Pharma’s request for additional time, the October 5, 2012 deadline was being extended for one week until October 12, 2012 and that Sun Pharma should work toward revising the merger agreement with the additional time.”

Subsection (b) of Item 4 of the 14D-9 is hereby amended and supplemented by amending and restating the first sentence of the second November 5, 2012 entry to read in its entirety as follows:

“On November 5, 2012, Leerink, at the direction of the Board, provided Sun Pharma with a counter proposal to Sun Pharma’s final offer initially submitted on October 12, 2012 to increase the share purchase price to $8.35 per share.”

Subsection (e) of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the subsections entitled “Selected Publically Traded Companies Analysis” and “Selected Transactions Analysis”, and the first paragraph of “Illustrative Discounted Cash Flow Analysis” to read in their entirety as follows:

“Selected Publicly Traded Companies Analysis. To provide contextual data and comparative market information, Leerink compared certain operating and financial information for the Company to the corresponding operating and financial information of certain other companies in the specialty pharmaceutical and/or dermatology industries, which we refer to herein as the Selected Companies, whose securities are publicly traded. The corporations and multiples that Leerink reviewed were the following:

	Enterprise Value/Revenue			Enterprise Value/EBITDA
Company	2012E	2013E	2014E	2012E	2013E	2014E
Allergan, Inc.	4.7x	4.4x	4.1x	13.5x	12.2x	10.9x
Valeant Pharmaceuticals International, Inc.	6.9	5.8	5.3	13.0	10.4	9.1
Actelion Ltd.	2.6	2.6	2.6	9.3	9.2	8.3
Cubist Pharmaceuticals, Inc.	2.9	2.6	2.4	9.6	10.1	9.4
Auxilium Pharmaceuticals, Inc.	2.0	2.1	1.8	17.7	NM	20.7
InterMune, Inc.	NM	5.2	2.8	NM	NM	NM
Optimer Pharmaceuticals, Inc.	3.3	3.0	1.9	NM	NM	NM
Cadence Pharmaceuticals, Inc.	5.0	2.6	1.4	NM	NM	17.4
Obagi Medical Products, Inc.	1.6	1.5	1.4	8.8	7.8	4.9

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Leerink calculated and compared various financial multiples and ratios for each of the selected companies and for the Company based on closing stock prices as of November 7, 2012, and, in the case of the selected companies, publicly available financial data from SEC filings and FactSet consensus estimates as of that date and, in the case of the Company, financial data based on the Company Forecasts provided by the Company’s management as well as publicly available analyst forecasts. With respect to the Company and each of the selected companies, Leerink calculated:

•

enterprise value, which is the diluted equity value using the treasury stock method based on outstanding options, warrants and Restricted Shares units, plus the value of such company’s indebtedness and minority interests and preferred stock, minus such company’s cash, cash equivalents and marketable securities, in each case, as of the company’s latest SEC filing prior to November 7, 2012, as a multiple of estimated calendar year 2012, 2013 and 2014 revenue; and

•	enterprise value as a multiple of estimated calendar year 2012, 2013 and 2014 earnings before interest, taxes, depreciation and amortization, or EBITDA.

The results of these analyses are summarized as follows:

Enterprise Value as a multiple of:	Selected Publicly Traded Companies			DUSA
	Range	Median	Mean	Company Forecasts
2012E Revenue	1.6x-6.9x	3.1x	3.6x	2.4x
2013E Revenue	1.5x-5.8x	2.6x	3.3x	2.0x
2014E Revenue	1.4x-5.3x	2.4x	2.6x	1.7x
2012E EBITDA	8.8x-17.7x	11.3x	12.0x	13.6x
2013E EBITDA	7.8x-12.2x	10.1x	9.9x	7.4x
2014E EBITDA	4.9x-20.7x	9.4x	11.5x	5.4x

Based on the results of this analysis and other factors which it considered appropriate, Leerink applied a multiple range of 2.75x-3.5x enterprise value to estimated calendar year 2012 revenue, a multiple range of 2.2x-2.8x price to estimated calendar year 2013 revenue, a multiple range of 9.0x-11.0x enterprise value to estimated calendar year 2012 EBITDA and a multiple range of 8.0x to 10.5x price to estimated calendar year 2013 EBITDA to the financial data derived from the Company’s forecasts and the Wall Street forecasts to derive an implied equity value per Share. This calculation resulted in the following:

	Company Forecasts	Wall Street Forecasts
Multiple	Implied Equity Value per Share	Implied Equity Value per Share
Enterprise Value/2012E Revenue	$6.25 – $7.50	$6.25 – $7.50
Enterprise Value/2013E Revenue	$6.00 - $7.50	$6.00 - $7.50
Enterprise Value/2012E EBITDA	$4.25 - $5.00	$3.75 - $4.25
Enterprise Value/2013E EBITDA	$6.00 - $7.50	$5.25 - $6.50

Wall Street forecasts were based on a Leerink equity research report dated September 17, 2012. The Selected Publicly Traded Companies Analysis does not take into account net operating losses (NOLs) of the Company.

Selected Transactions Analysis. Leerink analyzed certain publicly available information relating to 13 selected transactions announced in the pharmaceuticals industry since October 2007. The transactions Leerink reviewed were the following, referred to herein as the “Selected Transactions”:

Target	Acquiror	Date Announced	Premium to Stock Price: 1-Day Prior	Transaction Value as a Multiple of:
				Revenue		EBITDA
				LTM	NTM	LTM	NTM
Medicis	Valeant	09/03/2012	39.4%	3.5x	3.1x	15.3x	9.0x
Fougera Pharmaceuticals	Novartis	05/02/2012	NA	3.6	NA	8.8	NA
Graceway Pharmaceuticals	Medicis	11/18/2011	NA	3.6	3.9	NA	NA
Elidel (Novartis)	Meda	04/07/2011	NA	3.5	NA	NA	NA
Q-Med	Galderma	12/13/2010	24.2%	5.5	4.3	21.9	16.5
BioForm Medical	Merz	01/04/2010	60.3%	3.6	3.2	NM	NM
Peplin	LEO Pharma	09/03/2009	71.7%	NM	NM	NM	NM
Dow Pharma	Valeant	12/10/2008	NA	6.2	4.6	NA	NA
CORIA Laboratories	Valeant	09/17/2008	NA	2.4	2.2	NA	NA
Barrier Therapeutics	Stiefel Laboratories	06/23/2008	135.8%	4.0	2.5	NM	NM
CollaGenex Pharmaceuticals	Galderma	02/26/2008	29.7%	5.5	4.9	NM	NM
Bradley Pharmaceuticals	Nycomed	10/30/2007	25.0%	2.0	2.0	10.6	9.8
Dermatology Product Lines (Shire)	Almirall	10/08/2007	NA	4.0	NA	NA	NA

While none of the companies that participated in the Selected Transactions are directly comparable to the Company, the companies that participated in the Selected Transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results and product profile including their focus on the medical dermatology and/or aesthetic product markets.

For each of the Selected Transactions, using publicly available estimate, Leerink calculated and compared transactions value as a multiple of the target company’s revenue and EBITDA for the latest twelve months prior to the announcement of the transactions (LTM) and, to the extent available, the target company’s expected revenue and EBITDA for the twelve months following announcement of the transactions (NTM). For the private company transactions included in the foregoing, Leerink relied on information published in press releases by the participating parties and data available from including Mergermarket, a financial-information database that is available to the public for a fee. The following table presents the results of this analysis:

Transactions Value as a Multiple of:	Dermatology / Aesthetics Companies			DUSA
	Range	Median	Mean	Company Forecasts
LTM Revenue	2.0x-6.2x	3.6x	3.9x	3.9x
NTM Revenue	2.0x-4.9x	3.2x	3.4x	3.2x
LTM EBITDA	8.8x-21.9x	13.0x	14.2x	24.1x
NTM EBITDA	9.0x-16.5x	9.8x	11.7x	12.7x

Based on the results of this analysis and other factors that Leerink considered appropriate, Leerink applied a multiple range of 3.25x-4.0x LTM revenue, a multiple range of 2.75x-3.5x NTM revenue, a multiple range of 10.0x-15.0x LTM EBITDA and a multiple range of 9.0x-13.0x NTM EBITDA to the financial data derived from the Company’s forecasts and the Wall Street forecasts to derive an implied equity value per Share. This calculation resulted in the following:

	Company Forecasts	Wall Street Forecasts
Multiple	Implied Equity Value per Share	Implied Equity Value per Share
Transaction Value/LTM Revenue	$7.00 – $8.25	$7.00 – $8.25
Transaction Value/NTM Revenue	$7.00 – $8.50	$7.00 – $8.50
Transaction Value/LTM EBITDA	$4.25 - $5.50	$4.25 - $5.50
Transaction Value/NTM EBITDA	$6.00 – $8.25	$5.25 - $7.00

Wall Street forecasts were based on a Leerink equity research report dated September 17, 2012. The Selected Transactions Analysis does not take into account NOLs of the Company.

Illustrative Discounted Cash Flow Analysis. Leerink performed a discounted cash flow analysis on the Company using the “Base Case” projections included in the Company Forecasts (See paragraph (g) of Item 8 which summarizes the Company Forecasts). Leerink calculated indications of net present value of free cash flows for the Company from October 1, 2012 through December 31, 2019, which reflects the expiration of the Company’s U.S. patent number 7,723,910 on June 17, 2019, using discount rates ranging from 10.0% to 14.0% and utilization of the half-year convention. Leerink calculated free cash flows by tax-effecting operating income, adding depreciation and amortization, subtracting the change in net working capital, and subtracting capital expenditures. Stock-based compensation was not considered as a cash item in this analysis. This methodology excluded a terminal value for the Company to reflect the expiration of the patent and the fact that there is no assurance that the Company will be successful in bringing to market any successor product. In addition, for purposes of illustration, Leerink calculated the value of a hypothetical potential life cycle extension strategy for the Company, by applying a terminal value for the Company in 2019 based on multiples ranging from 2.0x revenue to 3.5x revenue, discounted to calculate implied indications of present values using discount rates ranging from 10.0% to 14.0%. The present value of usable net operating loss carry forwards was included when calculating the per share equity value for this analysis, which equated to approximately $0.50 per share assuming a 39% tax rate and discounted by the 20-year expected yield-to-maturity of a bond rated AAA by Standard & Poor’s rating service. Due to the current lack of any expected current life cycle extension program(s), Leerink was not able to estimate a probability of success, and therefore did not probability adjust the potential cash flows from any life cycle extension program(s). The following table presents the results of this analysis:”

Item 8. Additional Information to be Furnished.

Subsection (g)(i) of Item 8 of the 14D-9 is hereby amended and supplemented by replacing the “Base Case” Projections table (on page 43 of the Schedule 14D-9) with the following new “Base Case” Projections table:

“Statement of Operations (NON-GAAP)

In $ Millions	2012	2013	2014	2015	2016	2017	2018	2019
PDT Drug Revenue	$50.3	61.8	75.3	90.2	108.0	124.5	143.5	165.3
PDT Device Revenue	1.9	1.9	1.9	1.9	1.9	1.9	1.9	1.9

TOTAL REVENUES	52.2	63.7	77.2	92.1	109.9	126.4	145.4	167.2
TOTAL COST OF PRODUCT SALES	7.9	8.8	9.9	11.1	12.4	14.3	16.4	18.9

MARGIN	$44.3	54.9	67.3	81.0	97.5	112.1	128.9	148.3
Margin %	85%	86%	87%	88%	89%	89%	89%	89%

Operating Costs
Sales and Marketing	$16.3	18.3	20.4	22.5	23.8	27.4	31.5	36.3
Research and Development	9.1	9.2	12.4	12.8	13.8	15.8	18.2	21.0
BASDI	2.1	—	—	—	—	—	—	—
Next Generation Levulan Formulation	0.5	2.5	4.4	5.3	5.9	NA	NA	NA
General and Administrative	10.0	10.6	11.3	12.1	13.0	14.9	17.2	19.7

TOTAL OPERATING COSTS	$35.4	38.1	44.2	47.5	50.6	58.1	66.9	76.9

Income/(Loss) from Operations	$9.0	16.8	23.1	33.6	46.9	54.0	62.1	71.4

Other Income, Net	$0.1	0.1	0.1	0.2	0.3	0.3	0.3	0.3

Income/(Loss) from Continuing Operations	$9.0	16.9	23.3	33.8	47.1	54.3	62.4	71.7

NET INCOME/(LOSS)	$9.0	16.9	23.3	33.8	47.1	54.3	62.4	71.7

Free Cash Flow	$4.8	9.1	12.9	19.1	27.0	31.4	36.1	41.5

- Non-GAAP presentation. Excludes stock option expenses and fair value warrant accounting

- Figures may not foot due to rounding”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2012

DUSA PHARMACEUTICALS, INC.

By:	/s/ Richard C. Christopher
Name:	Richard C. Christopher
Title:	Vice President, Finance and Chief Financial Officer